UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.
(Translation of registrant’s name into English)

Building B23-A, Universal Business Park No. 10 Jiuxianqiao Road Chaoyang District, Beijing 100015, China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release of Borqs Technologies, Inc. (the “Company”), dated September 17, 2020, announcing the Nasdaq Hearing Panel’s decision to grant the Company’s request for continued listing subject to its filing of its 2019 Annual Report on or prior to September 30, 2020.

The panel has the right to reconsider the terms of this decision based on any event, condition or circumstance that exists or develops that would, in the opinion of the panel, make continued listing of the Company’s securities on the Nasdaq Stock Market inadvisable or unwarranted. In addition, the 2019 Annual Report will be subject to review by the Panel, which may, in its discretion, request additional information before determining that the Company has complied with the terms of its decision.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: September 17, 2020	By:	/s/ Anthony K. Chan
Anthony K. Chan
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1	Press Release

3